Mail Stop 6010

December 5, 2007

Grace K. Lee
Senior Counsel and Deputy Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

> **Re: Schering-Plough Corporation**
> **Definitive Proxy Statement**
> **Filed April 20, 2007**
> **File No. 001-06571**

Dear Ms. Lee:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comments 5, 8 and 9. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of those responses in your Compensation Discussion and Analysis.

2. We note your response to prior comment 7. As requested by that comment, please confirm that the Compensation Discussion and Analysis in your future filings will provide substantive analysis and insight into how the compensation committee determined the actual amounts awarded to each named executive officer under each element of your equity and other forms of long-term compensation.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney